                                                 -------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:       October 31, 2002
                                                 Estimated average burden
                                                 hours per response........14.90
                                                 -------------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Pharmacia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, Par Value $2 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    6116621
                      -----------------------------------
                                 (CUSIP Number)

                                 Don W. Schmitz
                        Vice President, Associate General
                         Counsel and Corporate Secretary
                              Pharmacia Corporation
                               100 Route 206 North
                            Peapack, New Jersey 07977
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 31, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                             ----------------------------
CUSIP NO. 6116621                                   PAGE   2   OF   9    PAGES
-----------------------                             ----------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF          7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY            -0-
      OWNED BY         ---------------------------------------------------------
        EACH            8   SHARED VOTING POWER
     REPORTING
       PERSON               -0-
        WITH           ---------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

CUSIP Number: 6116621                                             Page 3 of 9



         Pharmacia & Upjohn, a Delaware corporation ("P&U Inc.") hereby amends the report on Schedule 13D (the "Original Schedule 13D") filed by P&U Inc. on December 29, 1999, with respect to shares of Common Stock, par value $2 per share (the "Shares"), of Pharmacia Corporation ("PHA")(formerly Monsanto Company, a Delaware corporation), beneficially owned by P&U Inc. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.




ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Original Schedule 13D is amended to include the following:


         This statement is being filed by P&U Inc.

         The principal business address of each of P&U Inc. and PHA is 100 Route 206 North, Peapack, New Jersey 07977.

         P&U Inc. is a direct wholly owned subsidiary of PHA. The principal business of each of P&U, Inc. and PHA is the development, production, marketing and sale of pharmaceutical products. In addition, PHA has one of the world's leading fully integrated agricultural businesses.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) P&U Inc. is set forth in Schedule I hereto and incorporated herein by reference.

         None of the P&U, Inc., or to the best knowledge and belief of the P&U, Inc., any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number: 6116621                                           Page 4 of 9



         This Item 2 is qualified in its entirety by reference to Schedule I which is incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is amended in its entirety as follows:

         (a)-(d) None of P&U Inc., or to the best knowledge and belief of the P&U Inc., any of the individuals listed in Schedule I, beneficially owns any Shares other than as set forth herein or as listed on Schedule II hereto.

         (e) On December 19, 1999, P&U Inc. and PHA entered into a stock option agreement (the "Stock Option Agreement") granting PHA an option to purchase up to 94,774,810 shares of common stock of Monsanto (the "Option"). On March 31, 2000 at 4:02 p.m. (the "Effective Time"), pursuant to the terms of the Agreement and Plan of Merger, dated as of December 11, 1999, by and among P&U Inc., PHA and MP Sub, Incorporated, a Delaware corporation and direct wholly owned subsidiary of PHA ("MP Sub"), or amended as of February 18, 2000, MP Sub merged (the "Merger") with and into P&U Inc. as a result of which P&U Inc. became a wholly owned subsidiary of PHA. Because the Option terminated on the terms at the Effective Time, P&U Inc. is not the beneficial owner of more than five percent of the Shares reported in the Original 13D.

CUSIP Number: 6116621                                            Page 5 of 9



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000


                                              PHARMACIA & UPJOHN, INC.


                                              By:       /s/ Don  W. Schmitz
                                                 ------------------------------
                                                     Name:  Don  W. Schmitz
                                                     Title: Secretary

CUSIP Number: 6116621                                             Page 6 of 9



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn, Inc.:

Board of Directors:
-------------------


Fred Hassan
President and Chief Executive Officer, Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 6116621                                             Page 7 of 9



Executive Officers:
-------------------

Fred Hassan
President and Chief Executive Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

Christopher J. Coughlin
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Michael DuBois
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Robert G. Thompson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Alexandra Van Horne
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  France

Dan W. Schmitz
Vice President and Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 6116621                                            Page 8 of 9


Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 6116621                                            Page 9 of 9


                                   SCHEDULE II


Fred Hassan, the Chief Executive Officer of each of PHA and PNU Inc., may be deemed to be the beneficial owner of 4,400 shares of the common stock of PHA that are beneficially owned by his spouse. These shares were purchased more than 60 days prior to the date of filing of the Original Schedule 13D. Mr. Hassan disclaims beneficial ownership of such Shares.